UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                                 LANOPTICS LTD.
                                 --------------
                                (Name of Issuer)

               Ordinary Shares, nominal value, NIS 0.02 per share
               --------------------------------------------------
                         (Title of Class of Securities)

                                    M6706C103
                                    ---------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                     -----------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 19, 2002
                                 --------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                               Page 1 of 17 Pages
                             Exhibit Index: Page 15

                                  SCHEDULE 13D

CUSIP No. M6706C103                                           Page 2 of 17 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)

                  COMSOR VENTURE FUND LDC (f/k/a COMSOR TRADING FUND LDC)

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                               a.       [ ]
                                               b.       [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [  ]

6        Citizenship or Place of Organization
                Cayman Islands

                            7             Sole Voting Power
                                               636,485
Number of
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                     0
    Each
Reporting                   9             Sole Dispositive Power
    Person                                     636,485
    With
                            10            Shared Dispositive Power
                                               0

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                  636,485

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                  [X]

13       Percent of Class Represented By Amount in Row (11)
                  8.66%

14       Type of Reporting Person (See Instructions)
                  OO

                                  SCHEDULE 13D

CUSIP No. M6706C103                                           Page 3 of 17 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)

                  CTI CAPITAL CORP.

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                               a.       [ ]
                                               b.       [X]
3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [  ]

6        Citizenship or Place of Organization
                  Delaware

                            7             Sole Voting Power
                                                 6,500
Number of
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                       636,485
    Each
Reporting                   9             Sole Dispositive Power
    Person                                       6,500
    With
                            10            Shared Dispositive Power
                                                 636,485

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                  642,985

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                  [X]

13       Percent of Class Represented By Amount in Row (11)
                  8.75%

14       Type of Reporting Person (See Instructions)
                  CO

                                  SCHEDULE 13D

CUSIP No. M6706C103                                           Page 4 of 17 Pages



1        Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)

                  COMVERSE TECHNOLOGY, INC.

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                               a.       [ ]
                                               b.       [X]
3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [  ]

6        Citizenship or Place of Organization
                  New York

                            7             Sole Voting Power
                                                 152,300
Number of
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                       636,485
    Each
Reporting                   9             Sole Dispositive Power
    Person                                       152,300
    With
                            10            Shared Dispositive Power
                                                 636,485

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                  788,785

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                  [X]

13       Percent of Class Represented By Amount in Row (11)
                  10.73%

14       Type of Reporting Person (See Instructions)
                  CO

                                  SCHEDULE 13D

CUSIP No. M6706C103                                           Page 5 of 17 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)

                  QUANTUM INDUSTRIAL PARTNERS LDC

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                               a.       [ ]
                                               b.       [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [  ]

6        Citizenship or Place of Organization
                  Cayman Islands

                            7             Sole Voting Power
                                               0
Number of
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                     636,485
    Each
Reporting                   9             Sole Dispositive Power
    Person                                     0
    With
                            10            Shared Dispositive Power
                                               636,485

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                  636,485

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                  [X]

13       Percent of Class Represented By Amount in Row (11)
                  8.66%

14       Type of Reporting Person (See Instructions)
                  OO; IV

                                  SCHEDULE 13D

CUSIP No. M6706C103                                           Page 6 of 17 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)

                  QIH MANAGEMENT INVESTOR, L.P.

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                               a.       [ ]
                                               b.       [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [  ]

6        Citizenship or Place of Organization
                  Delaware

                            7             Sole Voting Power
                                               0
Number of
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                     636,485
    Each
Reporting                   9             Sole Dispositive Power
    Person                                     0
    With
                            10            Shared Dispositive Power
                                               636,485

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                  636,485

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                  [X]

13       Percent of Class Represented By Amount in Row (11)
                  8.66%

14       Type of Reporting Person (See Instructions)
                  PN; IA

                                  SCHEDULE 13D

CUSIP No. M6706C103                                           Page 7 of 17 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)

                  QIH MANAGEMENT, INC.

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                               a.       [ ]
                                               b.       [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [  ]

6        Citizenship or Place of Organization
                  Delaware

                            7             Sole Voting Power
                                               0
Number of
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                     636,485
    Each
Reporting                   9             Sole Dispositive Power
    Person                                     0
    With
                            10            Shared Dispositive Power
                                               636,485

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                  636,485

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                  [X]

13       Percent of Class Represented By Amount in Row (11)
                  8.66%

14       Type of Reporting Person (See Instructions)
                  CO

                                  SCHEDULE 13D

CUSIP No. M6706C103                                           Page 8 of 17 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)

                  SOROS FUND MANAGEMENT LLC

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                               a.       [ ]
                                               b.       [X]
3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [  ]

6        Citizenship or Place of Organization
                  Delaware

                            7             Sole Voting Power
                                                 0
Number of
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                       636,485
    Each
Reporting                   9             Sole Dispositive Power
    Person                                       0
    With
                            10            Shared Dispositive Power
                                                 636,485

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                  636,485

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                  [X]

13       Percent of Class Represented By Amount in Row (11)
                  8.66%

14       Type of Reporting Person (See Instructions)
                  OO; IA

                                  SCHEDULE 13D

CUSIP No. M6706C103                                           Page 9 of 17 Pages



1        Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)

                  GEORGE SOROS (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                               a.       [ ]
                                               b.       [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [  ]

6        Citizenship or Place of Organization
                  United States

                            7             Sole Voting Power
                                                 0
Number of
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                       636,485
    Each
Reporting                   9             Sole Dispositive Power
    Person                                       0
    With
                            10            Shared Dispositive Power
                                                 636,485

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                  636,485

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                  [X]

13       Percent of Class Represented By Amount in Row (11)
                  8.66%

14       Type of Reporting Person (See Instructions)
                  IA

                                                             Page 10 of 17 Pages


                  This Amendment No. 4 to Schedule 13D relates to the Ordinary Shares, nominal value NIS 0.02 per share (the "Shares"), of LanOptics Ltd. (the "Issuer"). This Amendment No. 4 supplementally amends the initial statement on
Schedule 13D, dated June 1, 1999, and Amendments No. 1 (filed on July 13, 2000), No. 2 thereto (filed on June 22, 2001) and No. 3 thereto (filed on April 9,
2002) (collectively, the "Initial Statement"), filed by the Reporting Persons (as defined herein). This Amendment No. 4 is being filed by the Reporting Persons to report that the number of Shares of which the Reporting Persons may be deemed to be the beneficial owners has decreased by more than one percent of the outstanding Shares of the Issuer. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.


Item 2.           Identity and Background.

                  This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

         i)       Comsor  Venture  Fund LDC  (f/k/a  Comsor  Trading  Fund  LDC)
                  ("Purchaser");

         ii)      CTI Capital Corp. ("CTI");

         iii)     Comverse Technology, Inc. ("Comverse");

         iv)      Quantum Industrial Partners LDC ("QIP");

         v)       QIH Management Investor, L.P. ("QIHMI");

         vi)      QIH Management, Inc. ("QIH Management");

         vii)     Soros Fund Management LLC ("SFM LLC"); and

         viii)    Mr. George Soros ("Mr. Soros").

                  This Statement relates to the Shares held for the accounts of each of the Purchaser, CTI and Comverse.

         Information contained herein concerning QIP, QIHMI, QIH Management, SFM LLC and Mr. Soros has been provided by SFM LLC. The Purchaser, Comverse and CTI assume no responsibility for such information. Information contained herein concerning the Purchaser, Comverse and CTI has been provided by each such Reporting Person. QIP, QIHMI, QIH Management, SFM LLC and Mr. Soros disclaim any and all responsibility for such information.

Item 5.           Interest in Securities of the Issuer.

                  (a) Each of the Reporting Persons may be deemed the beneficial owner of the number of Shares set forth in Item 11 of such Reporting Person's Cover Page.

                                                             Page 11 of 17 Pages


               (b) (i) The Purchaser may be deemed to have the sole power to vote and the sole power to direct the disposition of the 636,485 Shares held for its account.

                   (ii) Each of QIP, QIHMI, QIH Management, SFM LLC and Mr. Soros may be deemed to have the shared power to vote and the shared power to direct the disposition of the 636,485 Shares held for the account of the Purchaser.

                   (iii) CTI may be deemed to have the sole power to vote and the sole power to direct the disposition of the 6,500 Shares directly held for its account. CTI may be deemed to have the shared power to vote and the shared power to direct the disposition of the 636,485 Shares held for the account of the Purchaser.

                   (iv) Comverse may be deemed to have the sole power to vote and the sole power to direct the disposition of the 152,300 Shares. This number consists of 145,800 Shares directly held for its account and the 6,500 Shares held for the account of CTI. Comverse may be deemed to have the shared power to vote and the shared power to direct the disposition of the 636,485 Shares held for the account of the Purchaser.

                   (c) Except for the transactions listed on Annex A hereto, all of which were effected in the over-the-counter market in routine brokerage transactions, there have been no transactions with respect to the Shares since April 9, 2002 (the date of filing of the last statement on Schedule 13D) by any of the Reporting Persons.

               (d) (i) CTI and QIP, the shareholders of the Purchaser, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of the Purchaser in accordance with their ownership interests in the Purchaser.

                   (ii) The shareholder of CTI has the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of CTI in accordance with its ownership interest in CTI.

                   (iii) The shareholders of Comverse have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of Comverse in accordance with their ownership interests in Comverse.

               (e) Not applicable.

Item 7.        Material to be Filed as Exhibits.

               The Exhibit Index is incorporated herein by reference.

                                                             Page 12 of 17 Pages


                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: April 26, 2002                  COMSOR VENTURE FUND LDC


                                      By: /s/ Yaacov Koren
                                         ---------------------------------
                                         Yaacov Koren
                                         Authorized Signatory

                                      CTI CAPITAL CORP.


                                      By: /s/ Yaacov Koren
                                         ---------------------------------
                                         Yaacov Koren
                                         Managing Director

                                      COMVERSE TECHNOLOGY, INC.


                                      By: /s/ Kobi Alexander
                                         ---------------------------------
                                         Kobi Alexander
                                         Chairman, C.E.O.

                                      QUANTUM INDUSTRIAL PARTNERS LDC


                                      By: /s/ Richard D. Holahan, Jr.
                                         ---------------------------------
                                         Richard D. Holahan, Jr.
                                         Attorney-in-Fact

                                      QIH MANAGEMENT INVESTOR, L.P.

                                      By: QIH Management, Inc.,
                                          its General Partner

                                          By: /s/ Richard D. Holahan, Jr.
                                             ------------------------------
                                             Richard D. Holahan, Jr.
                                             Vice President

                                                             Page 13 of 17 Pages


                                      QIH MANAGEMENT, INC.


                                      By: /s/ Richard D. Holahan, Jr.
                                          --------------------------------------
                                          Richard D. Holahan, Jr.
                                          Vice President


                                      SOROS FUND MANAGEMENT LLC


                                      By: /s/ Richard D. Holahan, Jr.
                                          --------------------------------------
                                          Richard D. Holahan, Jr.
                                          Assistant General Counsel

                                      GEORGE SOROS


                                      By: /s/ Richard D. Holahan, Jr.
                                          --------------------------------------
                                          Richard D. Holahan, Jr.
                                          Attorney-in-Fact


                                                                                                Page 14 of 17 Pages


                                                           ANNEX A

                                            RECENT TRANSACTIONS IN THE SECURITIES OF

                                                         LANOPTICS LTD.


                                  Date of               Nature of           Number of
For the Account of              Transaction            Transaction          Securities             Price
------------------              ------------           -----------          ----------             -----

Comsor Venture Fund LDC         April 19, 2002             Sale             5,000 Shares          $14.10

Comsor Venture Fund LDC         April 19, 2002             Sale            10,000 Shares          $14.05

Comsor Venture Fund LDC         April 19, 2002             Sale            10,000 Shares          $14.02

Comsor Venture Fund LDC         April 19, 2002             Sale            25,000 Shares          $14.00

Comsor Venture Fund LDC         April 19, 2002             Sale            30,000 Shares          $15.00

CTI Capital Corp.               April 19, 2002             Sale             4,500 Shares          $15.00

CTI Capital Corp.               April 22, 2002             Sale             3,500 Shares          $15.40

Comverse Technology, Inc.       April 22, 2002             Sale             2,500 Shares          $15.77


                                                             Page 15 of 17 Pages



                                  EXHIBIT INDEX

    No.                                                                 Page No.
    --                                                                  -------

    16. Joint Filing  Agreement,  dated as of April 26, 2002,  by and among Comsor  Venture  Fund LDC,  CTI Capital  Corp.,
        Comverse  Technology,  Inc., Quantum Industrial  Partners
        LDC, QIH Management Investor, L.P., QIH Management, Inc.,
        Soros    Fund    Management    LLC   and    Mr.    George
        Soros.....................................................            16